Exhibit 99.1
YINGLI GREEN ENERGY REPORTS SECOND QUARTER 2009 RESULTS
Shipment Volume Increased 72.3% Quarter over Quarter
Income from Operations Increased 424.0% Quarter over Quarter
Non-GAAP EPS Increased to RMB 0.91 from a loss per share of RMB 0.61 Quarter over Quarter
BAODING, China — August 19, 2009 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Consolidated Financial and Operating Highlights
•	Total net revenues were RMB 1,498.9 million (US$219.5 million) with a PV module shipment volume increase of 72.3% quarter over quarter.

•	Gross profit was RMB 273.8 million (US$40.1 million), with a gross margin of 18.3%.

•	Operating income was RMB 106.8 million (US$15.6 million), with an operating margin of 7.1%.

•	Net loss[1] was RMB 393.7 million (US$57.6 million) and diluted loss per ordinary share and per American depositary share (“ADS”) was RMB 3.03 (US$0.44) as a result of loss on debt extinguishment of RMB 244.7 million (US$35.8 million) and loss on derivative liabilities of RMB 204.2 million (US$29.9 million) in the quarter, both of which were non-recurring, non-cash charges and had no impact on the Company’s cash flow.

•	On an adjusted non- U.S. Generally Accepted Accounting Principles (“GAAP”)[2] basis, net income was RMB 119.8 million (US$17.5 million) and diluted earnings per ordinary share and per ADS was RMB 0.91 (US$0.14).

•	Received net proceeds of US$227.4 million through the follow-on offering of 18,390,000 ADSs.
“I am pleased to announce that during the second quarter of 2009 we increased our PV module shipments substantially, with growth of 72.3% over the first quarter, allowing us to achieve quarterly net revenue growth of 49.9%,” said Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

[1]	Upon adoption of FASB Statement 160 (“SFAS 160”), effective January 1, 2009, net income (loss) has been adjusted to include net income (loss) attributed to non-controlling interests and Yingli Green Energy. For convenience purposes, all references to “net income (loss)” in this press release, unless otherwise specified, represent “net income (loss) attributable to Yingli Green Energy” for all periods presented.

[2]	All non-GAAP measures exclude share-based compensation, accretion of non-cash interest expenses resulting from the derivative liabilities bifurcated from the Company’s convertible notes issued in January 2009, from the freestanding warrants issued in connection with a loan facility provided by a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”) in April 2009, and from the equity component bifurcated from the Company’s convertible notes issued in December 2007 upon the adoption and retroactive application of Financial Accounting Standards Board Staff Position Accounting Principles Board 14-1 (“FSP APB14-1”), “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, the non-cash interest in connection with the conversion of the Company’s convertible notes issued in January 2009, the non-cash loss on debt extinguishment resulting from the early full repayment of the ADM Capital loan, the subsequent non-cash expense in the fair value of the derivative liabilities and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), an operating subsidiary of the Company. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“The primary factors driving these numbers were the improved global PV project financing environment and pickup in demand for PV products in existing solar markets, especially Germany. This performance was also a result of our efforts to diversify our customer portfolio, enhance our sales channels and strengthen our customer service in key emerging solar markets such as the U.S., China, Italy, South Korea and France.”
Mr. Miao continued, “In order to take full advantage of new opportunities, we have been focusing on building a more prominent presence in emerging solar markets around the world. In the U.S., we have established offices in New York and San Francisco, which we expect will serve to enhance both our U.S. business and the quality of support we are able to provide to our fast-growing customer base in North America. We are also optimistic about the emerging opportunities in the China market following recent government initiatives such as the Golden Sun subsidy program, which we believe will stimulate demand in our domestic market, and we believe Yingli Green Energy is well positioned to continue to take advantage of the rapidly growing demand for solar energy in China. Of note, we recently formed a partnership with SDIC Huajing Power Holding Co., Ltd. a company engaged in investment, generation, operation and sale of electric power, to supply PV modules for a 10 MW on-grid solar plant in Dunhuang, Gansu Province, which demonstrates our ability to expand our footprint even in a challenging market.”
“The recent announcement of our Project PANDA, which was established to develop high efficiency solar cells, reaffirmed our continuing commitment to our world class research and development initiatives. Project PANDA is progressing smoothly as scheduled, and we believe our efforts on this front will significantly improve the conversion efficiency of crystalline silicon cells from their current levels.”
Mr. Miao continued, “Also during the quarter, we further improved our capital structure and strengthened our balance sheet through a recent follow-on equity offering and the early repayment of the ADM Capital loan facility. We also successfully completed an additional 200 MW capacity expansion project in July, bringing our total annual production capacity to 600 MW to support the growing demand for our products. We plan to ramp-up production of our in-house polysilicon plant, Fine Silicon, in late 2009 and expect to see an increasing contribution from our in-house polysilicon manufacturing beginning in 2010. This should help us further expand our cost advantage and strengthen our industry leadership position for the long run.”
Mr. Miao concluded, “As we continue to gain the trust of consumers by proving Yingli Green Energy is a leading manufacturer of reliable, bankable products, with a firm commitment to quality and service, we are confident that our global market share will continue to expand in the coming quarters.”
Second Quarter 2009 Financial Results
Total Net Revenues
Total net revenues were RMB 1,498.9 million (US$219.5 million) in the second quarter of 2009, an increase of 49.9% from RMB 999.9 million in the first quarter of 2009 and a decrease of 24.6% from RMB 1,987.0 million in the second quarter of 2008. The increase from the first quarter of 2009 was primarily due to increased PV module shipment volume resulting from the improved credit environment in major PV markets, increased brand awareness, continued promotional efforts and improved product bankability, and was partially offset by a lower average selling price.

Gross Profit and Gross Margin
Gross profit in the second quarter of 2009 was RMB 273.8 million (US$40.1 million), an increase of 79.5% from RMB 152.5 million in the first quarter of 2009 and a decrease of 46.5% from RMB 511.8 million in the second quarter of 2008. Gross margin was 18.3% in the second quarter of 2009, up from 15.3% in the first quarter of 2009 despite the decline in average selling price, and down from 25.8% in the second quarter of 2008. The increase in gross margin from the first quarter of 2009 was primarily due to the decrease in the blended cost of polysilicon as a result of lower polysilicon purchase prices and consumption of comparatively higher priced polysilicon inventory as well as decreasing polysilicon usage per watt and non-polysilicon cost in the second quarter of 2009.
Operating Expenses
Operating expenses in the second quarter of 2009 were RMB 167.0 million (US$24.4 million), compared to RMB 132.1 million in the first quarter of 2009 and RMB 116.1 million in the second quarter of 2008. The increase in operating expenses from the first quarter of 2009 was primarily attributable to the increased research and development expenses in connection with the launch of a series of new initiatives, including Project PANDA, and increased selling expenses due to increased marketing and promotional activities in both existing and emerging solar markets. Operating expenses as a percentage of total net revenues was 11.1% in the second quarter of 2009, compared to 13.2% in the first quarter of 2009 and 5.8% in the second quarter of 2008. The decrease in operating expenses as a percentage of total net revenues from the first quarter of 2009 was mainly due to the increase in total net revenues and better control of general and administrative expenses.
Operating Income and Margin
Operating income in the second quarter of 2009 was RMB 106.8 million (US$15.6 million), an increase of 424.0% from RMB 20.4 million in the first quarter of 2009 and a decrease of 73.0% from RMB 395.7 million in the second quarter of 2008. Operating margin was 7.1% in the second quarter of 2009, compared to 2.0% in the first quarter of 2009 and 19.9% in the second quarter of 2008. The increase in operating margin from the first quarter of 2009 was mainly due to increased gross margin and decreased operating expenses as a percentage of net revenues.
Interest Expense
Interest expense was RMB 115.9 million (US$17.0 million) in the second quarter of 2009, compared to RMB 79.0 million in the first quarter of 2009 and RMB 38.0 million3 in the second quarter of 2008.
After excluding non-cash interest expenses, interest expense was RMB 79.1 million (US$11.6 million) in the second quarter of 2009, compared to RMB 72.2 million in the first quarter of 2009 and RMB 34.8 million in the second quarter of 2008. The weighted average interest rate for the borrowings in the second quarter of 2009 was 6.88%, a decrease from 7.34% in the first quarter of 2009, both measured on a basis excluding non-cash interest expenses. The decrease in weighted average interest rate was a result of the Company’s efforts to reduce funding costs.

[3]	The Company’s previously reported unaudited second quarter 2008 financial results have been revised to reflect an increase in interest expense from RMB 35 million to RMB 38 million in the second quarter of 2008 due to the adoption and retroactive application of FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

Foreign Currency Exchange Gain (Loss)
Foreign currency exchange gain was RMB 108.7 million (US$15.9 million) in the second quarter of 2009, compared to a foreign currency exchange loss of RMB 93.6 million in the first quarter of 2009 and a foreign currency exchange loss of RMB 68.2 million in the second quarter of 2008. The foreign currency exchange gain in the second quarter of 2009 was primarily due to the appreciation of the Euro against the Renminbi.
Loss on Debt Extinguishment
Loss on debt extinguishment of RMB 244.7 million (US$35.8 million) was recognized in the second quarter of 2009, which was a result of the early repayment in full of the US$50 million three-year loan facility provided by ADM Capital in January 2009. The loss represents the difference between the amount repaid and the carrying value of the loan on the date of the debt repayment. This loss on debt extinguishment was a non-recurring, non-cash charge which had no impact on the Company’s cash flow.
Loss on Derivative Liabilities
Loss on derivative liabilities was RMB 204.2 million (US$29.9 million) in the second quarter of 2009, compared to RMB 27.1 million in the first quarter of 2009. Loss on derivative liabilities in the second quarter of 2009 was primarily due to changes in the fair value of the derivative liabilities relating to the embedded conversion feature of the US$20 million convertible notes issued to Trustbridge Partners II, L.P. in January 2009 and warrants issued to ADM Capital in connection with the US$50 million loan facility. The loss on derivative liabilities was a non-recurring, non-cash charge which had no impact on the Company’s cash flow.
Income Tax Expense (Benefit)
Income tax expense was RMB 16.0 million (US$2.3 million) in the second quarter of 2009, compared to an income tax benefit of RMB 13.0 million in the first quarter of 2009 and an income tax benefit of RMB 1.7 million in the second quarter of 2008. The income tax expense in the second quarter of 2009 was primarily attributable to the net operating income generated by Tianwei Yingli in the quarter, while the income tax benefit in the first quarter of 2009 was primarily the result of the deferred tax benefit recognized in connection with the net operating losses incurred in the first quarter. Under the PRC Enterprise Income Tax Law and the various implementation rules, Tianwei Yingli was subject to an enterprise income tax rate of 0% in 2008 and 12.5% in 2009, and Yingli Energy (China) Company Limited (“Yingli China”), a wholly-owned subsidiary of the Company, was subject to an enterprise income tax rate of 15% in both 2008 and 2009.
Net Loss (Income)
As a result of the factors discussed above, net loss was RMB 393.7 million (US$57.6 million) in the second quarter of 2009, compared to net loss of RMB 141.6 million in the first quarter of 2009 and net income of RMB 203.9 million in the second quarter of 2008. Diluted loss per ordinary share and per ADS was RMB 3.03 (US$0.44) in the second quarter of 2009, compared to diluted loss per ordinary share and per ADS of RMB 1.11 in the first quarter of 2009.
On an adjusted non-GAAP basis, net income was RMB 119.8 million (US$17.5 million) in the second quarter of 2009, compared to adjusted non-GAAP net loss of RMB 77.1 million in the first quarter of 2009. Adjusted non-GAAP diluted earnings per ordinary share and per ADS was RMB 0.91 (US$0.14) in the second quarter of 2009, compared to adjusted non-GAAP diluted loss per ordinary share and per ADS of RMB 0.61 in the first quarter of 2009.
Balance Sheet Analysis
As of June 30, 2009, Yingli Green Energy had RMB 2,452.7 million (US$359.1 million) in cash and RMB 4,356.4 million (US$637.8 million) in working capital, up from RMB 1,059.7 million in cash and RMB 2,780.4 million in working capital as of March 31, 2009. The increase in cash and working capital was primarily a result of the net proceeds the Company received from its follow-on equity offering completed in June 2009 and improved collection of accounts receivables, attributable to the Company’s continued credit risk control efforts and improved product bankability.
Long-term bank borrowings increased to RMB 1,971.9 million (US$288.7 million) as of June 30, 2009 from RMB 1,172.4 million as of March 31, 2009 and short-term borrowings decreased to RMB 1,817.5 million (US$266.1 million) as of June 30 2009 from RMB 2,601.9 million as of March 31, 2009. The change in the balances of short- and long-term borrowings in the second quarter was primarily due to the restructuring of RMB 800 million working capital loans from the Export-Import Bank of China, a government policy bank under the direct leadership of China’s central government, into a long-term bank facility.
In the second quarter of 2009, the Company substantially improved its capital structure through the follow-on equity offering, early repayment in full of the ADM Capital loan and the restructuring of short-term bank loans into long-term loan facilities. As of the date of this press release, the Company had approximately RMB 7,373 million in authorized lines of credit, of which RMB 4,872 million had been utilized.
Second Quarter 2009 and Recent Business Highlights
Continued Improvement of Capital Structure
•	Received the net proceeds of US$227.4 from Yingli Green Energy’s follow-on offering of 18,390,000 ADSs.

•	Received two credit facilities, with principal amounts of US$100 million and RMB 300 million, respectively, from Bank of Communications Co., Ltd.

•	Made an early repayment of the full principal amount of US$50 million, together with related accrued interest and fees, to ADM Capital.

•	Renewed RMB 1 billion credit facility with the Export-Import Bank of China and restructured a total of RMB 800 million working capital loans into a long-term bank facility.
Expanded Footprint in Emerging PV Markets
•	Entered into a strategic sales agreement with Recurrent Energy to supply crystalline PV modules through 2012 for expected use in Recurrent Energy’s distributed solar projects, typically ranging from 2 to 20 MW, in the U.S., Canada, Europe and other emerging markets.

•	Signed a sales agreement with the Shanxi subsidiary of China Mobile for an off-grid PV system in Shanxi Province.

•	Selected by Huawei Technologies Co. Ltd. to supply PV modules for its base stations.

•	Selected by SDIC Huajing as the PV module supplier for its 10 MW on-grid solar plant in

Dunhuang, Gansu Province.

•	Formed strategic alliance with a subsidiary of China Guangdong Nuclear Power Holding Co., Ltd. to develop on-grid solar projects both in China and abroad.

•	Opened two U.S. regional headquarters in New York City and San Francisco.

•	Entered into an agreement with Hainan Provincial Development Holding Company Limited (“Hainan Development”) to form a joint venture, in which Yingli China will hold a controlling stake, to build manufacturing facilities with annual production capacity of 100 MW in each of polysilicon ingots and wafers, PV cells and PV modules in Haikou, Hainan Province.

•	Entered into an agreement with Hainan Development and Hainan Provincial Water Conservancy & Power Group Company Limited to form a joint venture, in which Yingli China will hold a minority stake, to develop and operate up to 300 MW on-grid solar projects in Hainan Province from 2009 to 2011.
Commitment to the Investment in World Class Research and Development
•	Formed partnerships with the Energy Research Centre of the Netherlands and Amtech Systems, Inc. to develop technologies for manufacturing the next generation of high efficiency solar cells, known as Project PANDA.
Others
•	Signed a sales contract with Elecor, S.A.U. (“Elecor”), a Spanish PV system integrator, to supply 9 MW of PV modules from September through November 2009.
Business Outlook for Full Year 2009
Given the strong second quarter results and the visibility into the second half of 2009 and based on the current market and operating conditions, the Company reaffirms its PV module shipment target to be in the estimated range of 450 MW to 500 MW for fiscal year 2009, which represents an increase of 59.9% to 77.6% compared to fiscal year 2008.
In addition, by leveraging its competitive cost structure and achieving its market share expansion targets and based on the current market and operating conditions, the Company now is updating its gross margin target for fiscal year 2009 to be in the estimated range of 18% to 20%.
Non-GAAP Financial Measures
To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation, accretion of the non-cash interest expense resulting from the derivative liabilities bifurcated from the Company’s convertible notes issued in January 2009, from the freestanding warrants issued in connection with a loan facility provided by ADM Capital in April 2009, and from the equity component bifurcated from the Company’s convertible notes issued in December 2007 upon the adoption and retroactive application of FSP APB14-1, the non-cash interest expense in connection with the conversion of the Company’s convertible notes issued in January 2009, the non-cash loss on debt extinguishment resulting from the early full repayment of ADM Capital loan, the subsequent non-cash changes in the fair value of the derivative liabilities and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.
Currency Convenience Translation
Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8302 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of June 30, 2009. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on Wednesday, August 19, 2009, which corresponds to 8:00 PM Beijing/Hong Kong time the same day.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: +1-866-383-8009

•	International Dial-in Number: +1-617-597-5342

•	Passcode: 30071998
A live and archived webcast of the conference call will be available under the Investor Relations section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until September 2, 2009 by dialing:
•	U.S. Toll Free Number: +1-888-286-8010

•	International Dial-in Number: +1-617-801-6888

•	Passcode: 95462550

About Yingli Green Energy
Yingli Green Energy Holding Company Limited (NYSE: YGE) is one of the world’s leading vertically integrated PV product manufacturers. Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. Based in Baoding, China, Yingli Green Energy sells its PV modules to system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
Email: ir@yinglisolar.com
Courtney Shike
Brunswick Group LLC
Tel: +86-10-6566-2256
Email: cshike@brunswickgroup.com
In the United States:
Katie Cralle
Brunswick Group LLC
Tel: +1-212-333-3810
Email: kcralle@brunswickgroup.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	December 31,
	2008
	(As adjusted)[1]	June 30, 2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,218,148	2,620,633	383,683
Accounts receivable, net	1,464,973	2,048,410	299,905
Inventories	2,040,731	1,903,774	278,729
Prepayments to suppliers	774,014	455,719	66,721
Prepaid expenses and other current assets	563,267	502,272	73,537

Total current assets	6,061,133	7,530,808	1,102,575

Prepayments to suppliers	674,164	684,466	100,212
Property, plant and equipment, net	3,385,682	5,325,405	779,685
Land use rights	63,022	268,934	39,374
Goodwill and intangible assets, net	666,429	640,589	93,788
Investment in and advances to affiliates, including an acquisition deposit	192,537	15,758	2,307
Other assets	24,829	21,727	3,181

Total assets	11,067,796	14,487,687	2,121,122

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	2,044,200	1,817,453	266,091
Accounts payable	628,903	1,040,993	152,410
Other current liabilities and accrued expenses	84,563	168,209	24,627
Advances from customers	51,933	27,389	4,010
Dividend payable	10,956	10,956	1,604
Other amounts due to related parties, including an entrusted loan	8,864	109,456	16,026

Total current liabilities	2,829,419	3,174,456	464,768

Convertible senior notes	1,214,814	1,253,438	183,514
Senior secured convertible notes	—	41,329	6,051
Long-term bank borrowings, excluding current portion	662,956	1,971,940	288,709
Accrued warranty cost, excluding current portion	114,691	135,350	19,816
Other liabilities	73,646	65,846	9,640

Total liabilities	4,895,526	6,642,359	972,498

Shareholders’ equity:
Ordinary shares	9,922	11,353	1,662
Additional paid-in capital	3,724,358	5,930,435	868,267
Accumulated other comprehensive income	31,206	20,468	2,997
Retained earnings	1,011,633	476,387	69,747

Total Yingli Green Energy shareholders’ equity	4,777,119	6,438,643	942,673

Noncontrolling interests	1,395,151	1,406,685	205,951

Total shareholders’ equity	6,172,270	7,845,328	1,148,624

Total liabilities and shareholders’ equity	11,067,796	14,487,687	2,121,122

(1)	Reflects retrospective application of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51.” and retrospective application of FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	June 30, 2008	March 31,
	(As adjusted)[1]	2009	June 30, 2009
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,964,151	998,009	1,460,715	213,861
Sales of PV systems	4,288	4	32,813	4,804
Other revenues	18,555	1,886	5,374	787

Total net revenues	1,986,994	999,899	1,498,902	219,452
Cost of revenues:
Cost of PV modules sales	(1,454,266)	(844,706)	(1,193,400)	(174,724)
Cost of PV systems sales	(2,779)	(16)	(26,626)	(3,898)
Cost of other revenues	(18,180)	(2,690)	(5,089)	(745)

Total cost of revenues	(1,475,225)	(847,412)	(1,225,115)	(179,367)

Gross profit	511,769	152,487	273,787	40,085
Selling expenses	(49,912)	(30,881)	(39,626)	(5,802)
General and administrative expenses	(60,441)	(75,470)	(81,233)	(11,893)
Research and development expenses	(5,706)	(25,756)	(46,130)	(6,754)

Total operating expenses	(116,059)	(132,107)	(166,989)	(24,449)

Income from operations	395,710	20,380	106,798	15,636
Other income (expense):
Interest expense	(37,994)	(79,005)	(115,923)	(16,972)
Interest income	1,735	1,352	830	122
Foreign currency exchange gain (loss)	(68,210)	(93,635)	108,710	15,916
Loss on debt extinguishment	—	—	(244,745)	(35,833)
Loss on derivative liabilities	—	(27,099)	(204,246)	(29,903)
Other income	884	3,976	836	122

Earnings (loss) before income taxes	292,125	(174,031)	(347,740)	(50,912)
Income tax benefit (expense)	1,651	12,989	(15,998)	(2,342)

Net income (loss)	293,776	(161,042)	(363,738)	(53,254)
Less: loss (earnings) attributable to the noncontrolling interests	(89,831)	19,477	(29,943)	(4,384)

Net income (loss) attributable to Yingli Green Energy	203,945	(141,565)	(393,681)	(57,638)

Weighted average shares and ADSs outstanding
Basic	127,442,975	127,864,391	130,044,300	130,044,300
Diluted	129,606,059	127,864,391	130,044,300	130,044,300

Earnings (loss) per share and per ADS
Basic	1.60	(1.11)	(3.03)	(0.44)
Diluted	1.57	(1.11)	(3.03)	(0.44)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	June 30,	March 31,
	2008	2009	June 30, 2009
	RMB	RMB	RMB	US$
Non-GAAP income (loss) attributable to Yingli Green Energy	234,522	(77,116)	119,794	17,539
Share-based compensation attributable to Yingli Green Energy	(10,788)	(15,352)	(14,721)	(2,155)
Amortization of intangible assets attributable to Yingli Green Energy	(16,550)	(15,191)	(12,971)	(1,899)
Loss on derivative liabilities attributable to Yingli Green Energy	—	(27,100)	(204,246)	(29,903)
Loss on debt extinguishment attributable to Yingli Green Energy	—	—	(244,745)	(35,833)
Non-cash interest expenses attributable to Yingli Green Energy	(3,239)	(6,806)	(36,792)	(5,387)

Net income (loss) attributable to Yingli Green Energy	203,945	(141,565)	(393,681)	(57,638)

Non-GAAP diluted earnings (loss) per share and per ADS	1.81	(0.61)	0.91	0.14
Share-based compensation per share and per ADS	(0.08)	(0.12)	(0.11)	(0.02)
Amortization of intangible assets per share and per ADS	(0.13)	(0.12)	(0.10)	(0.01)
Loss on derivative liabilities per share and per ADS	—	(0.21)	(1.57)	(0.23)
Loss on debt extinguishment per share and per ADS	—	—	(1.88)	(0.27)
Non-cash interest expenses per share and per ADS	(0.03)	(0.05)	(0.28)	(0.05)

Diluted earnings (loss) per share and per ADS	1.57	(1.11)	(3.03)	(0.44)